UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
GLOBAL CONSUMER ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
378983100
(CUSIP Number)
OCTOBER 24, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 11 Pages

CUSIP No.	378983100	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,638,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,638,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON **

OO

CUSIP No.	378983100	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC 13-3532932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON **

OO, BD
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	378983100	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC 13-3804139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,638,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,638,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	378983100	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,638,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,638,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON **

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	378983100	Page	6	of	11 Pages
Explanatory Note:
This amendment is being filed to (i) report the transfer of 2,638,400 shares held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is a wholly-owned subsidiary of the same entity, as a result of which Integrated Core Strategies may be deemed to beneficially own those shares of Common Stock; and (ii) to report other changes as set forth in this filing. See Item 4 for a description of these entities
Item 1.
(a)	Name of Issuer

Global Consumer Acquisition Corp., a Delaware corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

1370 Avenue of the Americas, 28th Floor New York, New York 10019
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d)	Title of Class of Securities

common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number

378983100
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No.	378983100	Page	7	of	11 Pages

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned
     As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) may be deemed to be the beneficial owner of 2,638,400 shares of Common Stock. Integrated Core Strategies also holds 535,100 warrants of the Company (“Warrants”). Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $7.50. Each Warrant will become exercisable on the later of the Company’s completion of a business combination and November 27, 2008, and will expire on November 27, 2012, or earlier upon redemption. In certain cases the Warrants and the Common Stock are part of the Company’s units.
     Also, as of the date of this filing Millenco LLC, a Delaware limited liability company (“Millenco”) (formerly known as Millenco, L.P.) has ceased to be the beneficial owner of any shares of Common Stock.
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”) is the general partner of Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

CUSIP No.	378983100	Page	8	of	11 Pages
(b) Percent of Class
     6.61% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 39,936,063 shares of Common Stock outstanding as of August 14, 2008, as reported by the Company on its Form 10-Q filed for the quarter ended June 30, 2008, filed on August 14, 2008.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

2,638,400

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

2,638,400
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑. See Item 4(a).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification

CUSIP No.	378983100	Page	9	of	11 Pages
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 3, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	378983100	Page	10	of	11 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 3, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP
its managing member

By:	Millennium Management LLC
its general partner

By:	/s/ David Nolan
MILLENCO LLC

By:	/s/ Mark Meskin Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan Name: David Nolan
Title: Co-President

/s/Israel A. Englander by David Nolan

pursuant to Power of Attorney
filed with SEC on June 6, 2005

Israel A. Englander

CUSIP No.	378983100	Page	11	of	11 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Global Consumer Acquisition Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 3, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP
its managing member

By:	Millennium Management LLC
its general partner

By:	/s/ David Nolan
MILLENCO LLC

By:	/s/ Mark Meskin Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan Name: David Nolan
Title: Co-President

/s/Israel A. Englander by David

Nolan pursuant to Power of Attorney
filed with SEC on June 6, 2005

Israel A. Englander